# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BGM Group Ltd., CIK 0001779578
CUSIP: G7307E123
Title of class of securities: Class A Ordinary Share, par value $0.00833335 per share
Address of issuer's principal executive offices: No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, China (F4), 610200
Date of event which requires filing of this statement: 04/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002066871

## Reporting persons
- Zhuojun Feng: type of reporting person: individual (IN); citizenship or place of organization: Saint Kitts And Nevis (U7); sole voting power 24,462,500; shared voting power 0; sole dispositive power 24,462,500; shared dispositive power 0; aggregate amount beneficially owned 24,462,500 (16.8% of the class)
  Comment: Note to Row 5, 7, 9:
  
  Includes 24,462,500 Class A ordinary shares, par value $0.00833335 per share, of BGM Group Ltd. (the "Issuer") held by Martline Limited ("Martline").
  
  Note to Row 11:
  
  Based on 145,794,641 ordinary shares, comprising of 125,794,641 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of April 25, 2025 according to records of the Issuer.
- Martline Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 24,462,500; shared voting power 0; sole dispositive power 24,462,500; shared dispositive power 0; aggregate amount beneficially owned 24,462,500 (16.8% of the class)
  Comment: Note to Row 5, 7, 9:
  
  Includes 24,462,500 Class A ordinary shares, par value $0.00833335 per share, of BGM Group Ltd. (the "Issuer") held by Martline Limited ("Martline").
  
  Note to Row 11:
  
  Based on 145,794,641 ordinary shares, comprising of 125,794,641 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of April 25, 2025 according to records of the Issuer.

## Item 1. Issuer
Name of issuer: BGM Group Ltd.
Address of issuer's principal executive offices: No. 152 Hongliang East 1st Street No. 1703, Tianfu New District Chengdu, F4, 610200

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

i)Zhuojun Feng; and
ii)Martline Limited.
Address of principal business office or, if none, residence:
The principal business office of Ms. Zhuojun Feng is Flat 3717, Ming Kok Hse, Ming Tak Est, Tseung Kwun O, Hong Kong SAR.

The principal business office of Martline Limited is Flat 3717, Ming Kok Hse, Ming Tak Est, Tseung Kwun O, Hong Kong SAR.
Citizenship:
Ms. Zhuojun Feng is a citizen of Saint Kitts.

Martline is a Hong Kong company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Zhuojun Feng: 24,462,500
Martline Limited: 24,462,500

Represents 24,462,500 Class A ordinary shares directly held by Martline Limited, a company incorporated in the Hong Kong SAR. Martline Limited is wholly owned by Zhuojun Feng.
Percent of class:
The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 145,794,641 ordinary shares, comprising of 125,794,641 Class A ordinary shares and 20,000,000 Class B ordinary shares, of the Issuer outstanding as of April 25, 2025 according to records of the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

Martline Limited: 16.8%
Zhuojun Feng: 16.8%
Sole power to vote or to direct the vote:
Martline Limited: 24,462,500
Zhuojun Feng: 24,462,500

Percent of Aggregate Voting Power:
Martline Limited: 1.2%
Zhuojun Feng: 1.2%

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition:
Martline Limited: 24,462,500
Zhuojun Feng: 24,462,500
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Zhuojun Feng: /s/ Zhuojun Feng, Zhuojun Feng (05/06/2025)
- Martline Limited: /s/ Li Lian, Li Lian/Director (05/06/2025)